CURO GROUP HOLDINGS CORP.

3527 North Ridge Road

Wichita, Kansas 67205

December 4, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin E. Martin

Re:	CURO Group Holdings Corp.
Registration Statement on Form S-1
File No. 333-221081

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CURO Group Holdings Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to December 6, 2017 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter. Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Please confirm that the Registration Statement has been declared effective by telephoning Cristopher Greer, Esq. of Willkie Farr & Gallagher LLP at (212) 728-8214. Comments with respect to this request or the Registration Statement may be directed to Mr. Greer by telephone or facsimile at (212) 728-9214.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

CURO GROUP HOLDINGS CORP.

By:	/s/ Vin Thomas

Name:	Vin Thomas

Title:	Chief Legal Officer

cc:	Cristopher Greer, Esq.